LOEB & LOEB LLP

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                                                              TELEPHONE: 212.407.4000
A LIMITED LIABILITY PARTNERSHIP      345 PARK AVENUE          FACSIMILE: 212.407.4990
INCLUDING PROFESSIONAL CORPORATIONS  NEW YORK, NY 10154-0037  www.loeb.com
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                               September 29, 2005


Mark P. Shuman, Branch Chief-Legal
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:   Intelli-Check, Inc.
      Form S-3 Registration Statement
      File No. 333-127663

      Form 10-K for the fiscal year ended
      December 31, 2004 Form 10Q for the
      quarter ended March 31, 2005
      Form 10-Q for the quarter ended Junes 30, 2005
      File No. 0-50296
      -------------------------------------------


Dear Mr. Shuman:

            On behalf of our client, Intelli-Check, Inc., a Delaware corporation (the "Company,"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission"), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the "Securities Act"), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 ("Amendment No. 1") to the Company's Registration Statement on Form S-3 (Registration No. 333-127663)(collectively, the "Registration Statement"). Amendment No. 1 responds to the comments set forth in the Staff's letter dated September 13, 2005 (the "Staff's Letter").

            In order to facilitate your review of Amendment No. 1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff's Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff's comments and correspond to the numbered paragraphs in the Staff's Letter.

LOEB & LOEB LLP

Mark P. Shuman, Branch Chief-Legal
September 29, 2005
Page 2


            The Company's responses to the Staff's comments set forth in the Staff's Letter are as follows:

  Comment
   Number                              Response

             General

     1. Pursuant to conversations with the Staff, the Staff is permitting the Company to use its Form S-3 for purposes of the Registration Statement.

             Selling Security Holders

     2. We respectfully submit that we have disclosed the information relating to the material relationships between the Company and any selling security holder within the past three years in the sixth paragraph under this heading of Amendment No.1 wherein we have made the appropriate disclosure. We have expanded the disclosure under this heading and described the material terms of the transactions in which the selling security holders acquired the shares of the Company's common stock and warrants and expanded the tabular disclosure to indicate the dates upon which the selling security holders acquired their respective securities, as well as the amounts acquired.

     3. We have revised the disclosure in accordance with the Staff's comment.

     4. We have revised the disclosure in accordance with the Staff's comment.

             Signatures

     5. We have revised the disclosure in accordance with the Staff's comment.

             Exhibits

     6. We have revised exhibit 4.1 and exhibit 10.1 in accordance with the Staff's comment.

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LOEB & LOEB LLP

Mark P. Shuman, Branch Chief-Legal
September 29, 2005
Page 3

             Form 10-K for the fiscal year ended December 31, 2004

             Item 9A. Disclosure Controls and Procedures

     7. The Company confirmed that there was no change in its internal control over financial reporting in the quarter ended December 31, 2004 that materially affected, or is likely to materially affect, the Company's internal control over financial reporting. Furthermore, the Company acknowledges the Staff's comment and will revise its disclosure in future filings in accordance with the Staff's comment.



      Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

                                    Sincerely,


                                    /s/ Mitchell S. Nussbaum
                                    ------------------------
                                    Mitchell S. Nussbaum, Esq.
                                    Loeb & Loeb LLP





cc:  Frank Mandelbaum
     Intelli-Check, Inc.